UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2024

WILLIAM PENN BANCORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-40255	85-3898797
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

10 Canal Street, Suite 104, Bristol, Pennsylvania 19007

(Address of principal executive offices) (Zip Code)

(267) 540-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[☒] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[☐] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[☐] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[☐] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WMPN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [☒]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [☐]

Item 7.01Regulation FD Disclosure

The attached presentation contains information that the members of the management teams of William Penn Bancorporation (“William Penn”) and Mid Penn Bancorp, Inc. (“Mid Penn”) will use during meetings with investors, analysts, and other interested parties during the quarter ended December 31, 2024.  The presentation materials relate to the previously announced proposed merger of William Penn with and into Mid Penn, with Mid Penn continuing as the suriving corporation (the “Merger”), pursuant to the terms of the Agreement and Plan of Merger, dated as of October 31, 2024, by and between William Penn and Mid Penn (the “Merger Agreement”).

A copy of the presentation is attached as Exhibit 99.1 to this report and is being furnished under Item 7.01 of this Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and William Penn, or other effects of the proposed Merger of Mid Penn and William Penn. Forward-looking statements are typically identified by words such as “believe,” “approximately,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements may include the expectations relating to the anticipated opportunities and financial and other benefits of the proposed Merger between Mid Penn and William Penn, and the projections of, or guidance on, Mid Penn’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Mid Penn’s business or financial results. Mid Penn and William Penn are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this filing, and neither Mid Penn nor William Penn undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and William Penn with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement entered into between Mid Penn and William Penn; the ability to obtain regulatory approvals and satisfy other closing conditions to the Merger, including approval by shareholders of Mid Penn and William Penn; the outcome of any legal proceedings that may be instituted against Mid Penn or William Penn; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Mid Penn’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Mid Penn company stock to be issued in the Merger; the timing of closing the Merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms; and any other factors that may affect future results of Mid Penn, William Penn and the combined company.

Important Additional Information About the Merger and Where to Find It

The proposed Merger transaction will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger transaction, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (866) 642-7736); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Mid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and other documents filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described under the heading “Important Additional Information About the Merger and Where to Find It.”

Item 9.01        Financial Statements and Other Exhibits

(d)        Exhibits

Number	Description

99.1	Investor presentation dated December 11, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

3
WILLIAM PENN BANCORPORATION

Date: December 11, 2024	By:	/s/ Kenneth J. Stephon
Kenneth J. Stephon
Chairman, President and Chief Executive Officer

1 Pro Forma 09 December 11, 2024 Virtual Bank Conference Presentation +

2 Pro Forma Cautionary Note Regarding Forward-Looking Statements Statements included in this presentation which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Mid Penn Bancorp, Inc. (the “Company” or “MPB”) management’s and William Penn Bancorporation (“William Penn” or “WMPN”) management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and the Company and William Penn. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include expectations relating to the anticipated opportunities and financial and other benefits of the business combination transaction between the Company and William Penn, and the projections of, or guidance on, the Company’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Company’s business or financial results. The Company and William Penn caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncerta inties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between the Company and William Penn; the outcome of any legal proceedings that may be instituted against the Company or William Penn; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the busine ss combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and William Penn do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in the Company’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of the Company common stock to be issued in the business combination transaction; and other factors that may affect future results of the Company, William Penn and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, William Penn’s Annual Report on Form 10-K for the year ended June 30, 2024, and in other documents the Company and William Penn file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s or William Penn’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company and William Penn anticipate. The Company and William Penn caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither the Company nor William Penn assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. Market and Industry Data Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from third party sources and other publicly available information. While the Company believes these sources to be reliable as of the date of this presentation, the Company has not independently verified such information, and makes no representation as to its accuracy, adequacy, fairne ss or completeness. Data regarding the industries in which the Company and William Penn compete and their respective market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond the Company’s control. In addition, assumptions and estimates about the Company and its industries’ future performance industries are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates. Company and William Penn Data Data about the Company provided in this presentation, including financial information, has been prepared by Company management. Data about William Penn provided in this presentation, including financial information, has been obtained from William Penn management and its public filings with the SEC. Combined Franchise Forward-Looking Data Neither the Company’s nor William Penn’s independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the combined franchise forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These combined franchise forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the combined franchise forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward-Looking Statements” disclaimer above. Combined franchise forward-looking financial data is inherently uncertain due to a number of factors outside of the Company’s or William Penn’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the combined franchise forward-looking financial data. Inclusion of combined franchise forward-looking financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Disclaimer

3 Pro Forma Non-GAAP Financial Measures This presentation includes certain financial measures derived from consolidated financial data but not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company believes that these non-GAAP measures, when taken together with its financial results presented in accordance with GAAP, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis These non-GAAP financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to GAAP measures. Please refer to the Appendix for reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures. Important Additional Information and Where to Find It This presentation is solely for informational purposes and has been prepared to assist interested parties in making their own evaluation of the Company and does not purport to contain all of the information that may be relevant. This communication does not constitute an offer to sell, or a solicitation of an offer to buy, any securities or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any r epresentation to the contrary is a criminal offense. The Merger The proposed Merger will be submitted to the shareholders of William Penn and Mid Penn for their consideration and approval. In connection with the proposed Merger, Mid Penn will be filing with the SEC a registration statement on Form S-4, which will include a joint proxy statement of Mid Penn and William Penn and a prospectus of Mid Penn and other relevant documents concerning the propose d transaction. INVESTORS AND SHAREHOLDERS OF MID PENN AND WILLIAM PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Mid Penn and William Penn, free of charge from the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, or by contacting Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 692-7105); or William Penn Bancorporation, 10 Canal Street, Suite 104, Bristol, Pennsylvania 19007, attention: Kenneth J. Stephon, President and CEO (telephone (267) 540-8500). Participants in the Solicitation Mid Penn, William Penn and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Mid Penn and/or William Penn shareholders in connection with the proposed Merger transaction under the rules of the SEC. Information regarding the directors and executive officers of Mid Penn and William Penn is available in each company’s respective most recent definitive proxy statement filed with the SEC and otherdocuments filed by Mid Penn and William Penn with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph. Disclaimer

4 Pro Forma 386% 370% 330% MPB 2024 Q3 Pro Forma MPB / WMPN Pro Forma MPB / WMPN + Capital Raise 8.1% 8.6% 9.7% MPB 2024 Q3 Pro Forma MPB / WMPN Pro Forma MPB / WMPN + Capital Raise Overview of Recent Announcements Source: Company Documents. Note: Standalone data as of September 30, 2024. (1) Based on MPB’s closing stock price of $31.88 as of 10/30/2024, WMPN common shares outstanding of 9,208,217 and economic value of in-the-money options. (2) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. (3) Bank holding company capital used. Reflects completed common equity raise for illustrative purposes. Strategic Merger with William Penn • All-stock combination • Aggregate deal value of $127 million(1) ($119 million post-ESOP loan pay-down) • Combined assets of $6.3 billion ‒ MPB: $5.5 billion assets at 9/30/2024 ‒ WMPN: $812 million assets at 9/30/2024 • Materially expands presence in the broader Philadelphia region including Bucks County, and southern and central NJ • Financially compelling ‒ Lowers combined loan/deposit ratio and CRE concentration ratio ‒ Double digit accretive to EPS and 20-50bps accretive to capital ratios ‒ Short TBV earn back (2.4 years) Tangible Common Equity / Tangible Assets(2)(3) Follow-on Offering • Completed November 2024 • $80.6 million aggregate gross proceeds; $76.5 million net of underwriting discount and expenses • To support our continued growth, including investments in our bank subsidiary to support organic growth, potential redemption of subordinated debt, future strategic transactions, and general corporate purposes CRE / Total Risk-Based Capital Concentration(3)

5 Pro Forma I. Strategic Merger with William Penn

6 Pro Forma Noninterest-bearing Deposits 10% IB Checking 21% Money Market 28% Savings 13% Time Deposits 28% Residential RE 35% CRE 56% C&I & Commercial 3% Construction 5% Pennsylvania $4,669 91% New Jersey $474 9% Overview of William Penn Bancorporation (NASDAQ: WMPN) Source: S&P Global Market Intelligence; FDIC. Note: FDIC deposit data as of 6/30/2024. (1) 6/30/2024 GAAP data used. Yield and cost data is as of 9/30/2024. (2) Southeast PA includes the counties of Bucks, Philadelphia, Berks, Montgomery, Lehigh and Chester, PA. Central/Southern NJ includes the counties Camden, Mercer, Burlington, Middlesex and Monmouth, NJ. (3) Excludes one administrative office with no deposits in Bucks County, PA. Key Highlights as of 9/30/2024 Combined Southeastern Pennsylvania + Central/Southern New Jersey $812M Total Assets $630M Total Deposits $465M Total Gross Loans $123M Tangible Common Eq uity 74% Loan / Deposit 117% CRE / TRBC 15.2% TCE / TA • Founded in 1870 • Headquartered in Bristol, Pennsylvania (Bucks County) • Since 2018, WMPN has completed three acquisitions and in 2021 completed a 2 nd-step mutual-to-stock conversion raising $126 million in proceeds • Low risk, high quality franchise with excess capital and a granular, low-cost deposit base WMPN Total Loans(1) WMPN Total Deposits(1) 5.59% Yield on Total Loans 2.49% Cost of Total IB Deposits Pro Forma Deposits by State Northeast PA $653 13% Harrisburg $2,345 46% Southeast PA $1,043 20% Central /Southern NJ $474 ; 9% Western PA $628 12% $ in millions Pro Forma Deposits by Region(2) $ in millions (3) MPB (10) WMPN (12)(3) 29% of the Combined Franchise Southeast PA Central / Southern NJ Total Combined Branches MPB 7 3 10 WMPN 8 4 12 Total 15 7 22 Deposits ($M) MPB $657 $223 $880 WMPN $385 $251 $636 Total $1,042 $474 $1,516

7 Pro Forma $53 $195 $108 $100 WMPN All Banks in the Greater Philly Market All Banks in the Greater Philly Market Ex. Top 5 Market Share MPB Overall Franchise Pre-WMPN $105,774 $84,038 $92,531 $99,605 $74,466 $75,874 Bucks, PA Camden, NJ Mercer, NJ Burlington, NJ State of Pennsylvania Overall U.S. Overall 0.02% 0.03% 0.07% MPB WMPN Peers 94% 74% MPB WMPN Overview of William Penn Bancorporation (continued) Source: S&P Global Market Intelligence; FDIC. Note: FDIC deposit data as of 6/30/2024. (1) Company-provided deposit tape as of 6/30/2024. (2) Per WMPN’s 10-K filing for the fiscal year ended 6/30/2024. (3) Counties include Bucks and Philadelphia, PA and Camden, Mercer, and Burlington, NJ. (4) Top 5 banks include Wells Fargo, Bank of America, PNC, Toronto-Dominion, and Citizens Financial. (5) Nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger targets, mutual and merger-of-equals participants. Low Cost, Highly Granular Deposit Base $630M Total Deposits(1) $30K Average Account Size(1) 17% Uninsured Deposits(2) 9.3 Years Weighted Average Age(1) 85%+ Time Deposits Reprice in Next 12 Months(1) Interest Bearing Deposit Beta 37% Positioned in Attractive and Wealthy Markets Significant Room to Grow and/or Consolidate the William Penn Footprint(3) Median Household Income by Counties 16% 40% MPB WMPN Average Branch Size Comparison ($M) (3,4) Cash & Securities / Total Liabilities 5 Year Average NCOs / Avg. Loans Loans / Deposits (5) Financial data as of 9/30/2024 Highly Liquid Balance Sheet & Best-in-Class Credit Metrics (3)

8 Pro Forma Transaction Terms & Financial Impact (1) Common equity raise base offering of $70 million with full exercise of 15% greenshoe of the base offering completed November 2024. Capital Raise Transaction Structure & Terms Cash Dividend Impact to WMPN Shareholders Management & Board of Directors Representation Timing and Approvals • Mid Penn will acquire 100% of William Penn outstanding common stock • 100% stock consideration • Fixed exchange ratio of 0.4260x MPB shares for each WMPN share • Outstanding WMPN options to be converted into MPB options • Mid Penn raised $80 million in common equity (aggregate gross proceeds) contemporaneously with this transaction announcement(1) • The William Penn acquisition was not contingent on this capital raise • Capital proceeds will be utilized to support future organic growth and potential subordinated debt redemption • Post-closing, William Penn shareholders will realize an equivalent annual cash dividend of $0.34 per share based on Mid Penn’s quarterly dividend of $0.20 per share • This represents approximately a 184% increase relative to William Penn’s annual cash dividends of $0.12 per share • Ken Stephon, current William Penn Chairman, CEO & President, will join Mid Penn’s Executive Team as Chief Corporate Development Officer and will join the Mid Penn Board of Directors and be appointed to Vice Chairman of Mid Penn Bank • Significant retention of William Penn business development and retail team expected • William Penn and Mid Penn shareholder approval • Customary regulatory approvals • Anticipated closing in Q2 2025 Pro Forma Ownership • Mid Penn: 82.0% / William Penn: 18.0% (excluding the capital raise) • Mid Penn: 72.2% / William Penn: 15.9% / 11.9% Equity Raise Investors (including the capital raise)

9 Pro Forma 9909090 Highly Attractive Transaction Economics Source: Company Documents; S&P Global Market Intelligence. (1) Assumes MPB stock issuance price of $31.88 per share (spot price as of 10/30/2024) and WMPN common shares of 9,208,217, includes in-the-money option value. (2) Fully synergized earnings inclusive of WMPN standalone forecast, cost savings and mark-to-market adjustments; ROIC = return on invested capital, defined as synergized cash earnings as a percentage of total acquisition cost. (3) Held-for-Investment loans as of 9/30/2024. (4) IRR calculation assumes a 10.0x terminal P/E multiple and 8.5% minimum TCE / TA. GAAP Ex. Rate Marks ~14% 2026 EPS Accretion ~(5%) TBV per share Dilution at Close ~2.4 Yrs TBV per share Earnback (crossover method) +30% Internal Rate of Return (IRR)4 Pro Forma Financial Impacts • Fully phased-in cost savings equal to ~45% of WMPN’s noninterest expense base, phased in 80% in 2025 • Cost Saves: $9.8 million pre-tax (fully phased-in) / $7.7 million after-tax • Meaningful operating expense increases factored into WMPN standalone forecast to account for incremental Southeastern PA Expansion • One-Time Charges: $14.2 million pre-tax / $11.7 million after-tax (fully reflected in Pro Forma TBV) Cost Savings & Merger Costs • Gross credit mark of $4.6 million or 1.0% of WMPN’s loans(3) and 1.8x WMPN’s ACL – $0.9 million (20%) allocated to purchase credit deteriorated loans (PCD) – $3.7 million (80%) allocated to Non-PCD loans (accreted into earnings over 7 years, straight line method) • Day-two estimated CECL reserve of $3.7 million (Double Count) Credit Mark • Loan interest rate mark of $25 million pre-tax, or ~5.4% of HFI loans, accreted over 7 years • WMPN’s securities (HTM & AFS) pre-tax loss of $35 million accreted through earnings over 6 years • Other pre-tax fair value adjustments total approximately $2 million amortized based on estimated remaining life • CDI of $11 million, or 2.5% of non-time deposits, amortized over 10 years utilizing SOYD methodology Fair Value Marks Standalone Forecasts • Research analyst consensus estimates used for MPB through 2026 • WMPN earnings per MPB management and inclusive of deployment of excess liquidity into loans and incremental business development talent additions in the Southeastern PA and South NJ markets • Both forecasts utilize a declining interest rate scenario aligned with market forecasts and consensus estimates • MPB forecast: 2025 net income of $52.3 million (0.92% ROA) and 2026 net income of $56.1 million (0.95% ROA) • WMPN forecast: 2025 net income of $1.4 million (0.17% ROA) and 2026 net income of $7.3 million (0.78% ROA) – Loan-to-deposit ratio assumed to increase from 74% (9/30/2024) to 85% by year end 2026 – NIM expands from 2.3% (9/30/2024) to low-to-mid 3% area in 2026 – WMPN assets projected to be approximately $1.0 billion at year end 2026 Deal Value & Key Transaction Multiples • Aggregate deal value of $127 million(1) | Deal value of $119 million, inclusive of ESOP loan pay-down • Price / TBV: 1.02x | 84% Pay-to-Trade ratio • Price / Fully Synergized 2026E EPS: 5.0x(2) ~11% 2026E EPS Accretion +3% Accretive To Day 1 TBV per Share +20% Return on Invested Capital (ROIC)2 No Earnback

10 Pro Forma 11.0% 13.0% 13.2% MPB Pro Forma Comparable Banks Median 0.95% 1.16% 1.10% MPB Pro Forma Comparable Banks Median 97.9% 94.3% 91.9% 12/31/2023 9/30/2024 Pro Forma 384% 370% MPB Pro Forma 10.4% 10.8% MPB Pro Forma 8.4% 8.6% MPB Pro Forma at Close $5.7 $6.5 MPB Pro Forma Accretive to All Key Performance Ratios: Capital, Liquidity & Profitability Source: S&P Global Market Intelligence; Company documents. Note: Represents data as of transaction close (6/30/2025). See disclaimer "Combined Franchise Forward-Looking Data”. See Appendix for a reconciliation of non-GAAP measures to their nearest GAAP comparables. 2026 median research consensus analyst estimates as of 10/27/2024. (1) Represents consolidated BHC regulatory data. (2) Defined as nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger targets, mutual and merger-of-equals participants. Total Assets TCE / TA CET 1 Ratio(1) CRE Concentration Ratio(1) ~+40ps Loans / Deposits 2026 ROATCE Figures shown below do not include impact of the $80 million capital raise (14%) 2026 ROAA (2) (2) $ in billions Est. @ 6/30/2025 Est. @ 6/302025 Est. @ 6/30/2025 Est. @ 6/30/2025

11 Pro Forma ✓ Utilized MPB’s historical M&A experience and diligence team consisting of over 20 team members ✓ In-person and virtual diligence meetings conducted between both companies across all focus areas ✓ Comprehensive Loan Review Analysis – Engaged third party advisors to assist in credit loan review – Reviewed 95% of WMPN’s $212 million of outstanding commercial loan balances – Diversified and granular portfolio: ~$400K average commercial loan size – Individual credit file review of consumer and mortgage portfolio samples – Account level interest rate mark analysis performed on entire portfolio including stress testing for various rate scenarios Combined MPB/WMPN Team Has Extensive M&A Experience Source: S&P Global Market Intelligence. Note: Includes acquisitions at bank-level, transaction data as of deal announce date. Combined M&A experience over 8 bank deals and cumulative assets acquired of ~$3 billion Diligence Focus Areas: Consumer & Commercial Banking Finance, Tax & Accounting Retail Locations & Facilities Risk Management Regulatory & Compliance IT & Operations Credit Underwriting & CECL

12 Pro Forma II. Capital Raise

13 Pro Forma Transaction Term Sheet Issuer Mid Penn Bancorp, Inc. NASDAQ Symbol MPB Offering Type Follow-on Security Common Stock Base Offering $70 million Overallotment Option 15% Use of Proceeds To support our continued growth, including investments in our bank subsidiary to support organic growth, potential redemption of subordinated debt, future strategic transactions, and general corporate purposes Lockup Period 90 Days Bookrunners Stephens Inc. Piper Sandler & Co. Closing Completed November 2024 • $80.6 million, aggregate gross proceeds • $76.5 million, net of underwriting discounts and expenses

14 Pro Forma Strategic Capital Raise Will Fully Unlock Organic Growth Potential This capital raise is primarily intended to support organic growth opportunities Mid Penn is well-positioned to take advantage of these opportunities due to its methodical and successful expansion into this market over the past several years Historically, Mid Penn has demonstrated the ability to organically grow loans and deposits at a double-digit pace while executing an opportunistic M&A strategy The change in the macro-environment coupled with the strategic acquisition of William Penn presents an opportune time for Mid Penn to pursue an accelerated organic growth strategy in the southeastern Pennsylvania markets The southeastern Pennsylvania market is one of the largest, most commercially dense markets in the U.S., and the significant consolidation of larger, in-market community banks has created an opportunity for a $5-$10 billion asset sized bank to establish themselves as the dominant player However, since interest rates started rising rapidly in early 2022, Mid Penn has re-calibrated its organic growth strategy – Slower overall loan growth by design… a focus on profitability margins over growth – More emphasis around growing deposits / Treasury Management / C&I – Re-focus on operating expense efficiency to drive better overall profitability margins

15 Pro Forma $0.7 $0.8 $0.9 $0.9 $1.1 $1.6 $2.1 $1.9 $2.1 $2.5 $0.1 $0.1 $0.1 $0.8 $0.8 $0.8 $1.9 $1.9 $2.2 $2.2 $0.6 $0.8 $0.9 $1.0 $1.7 $1.9 $2.5 $4.0 $3.8 $4.3 $4.7 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Q3 2024 Organic Deposits Acquired Deposits $0.6 $0.7 $0.8 $0.9 $1.1 $1.7 $1.6 $2.0 $2.4 $2.6 $0.1 $0.1 $0.1 $0.7 $0.7 $0.7 $1.6 $1.6 $1.9 $1.9 $0.6 $0.7 $0.8 $0.9 $1.6 $1.8 $2.4 $3.1 $3.5 $4.2 $4.4 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Q3 2024 Organic Loans Acquired Loans Demonstrated Track Record of Organic Growth Note: YTD = year-to-date as of 9/30/2024. $ in billions Total Loans Total Deposits Total CAGR: 20% Organic CAGR: 15% Total YTD Growth: 11% Organic YTD Growth: 22% Total CAGR: 20% Organic CAGR: 16% Total YTD Growth: 7% Organic YTD Growth: 12%

16 Pro Forma Announcement Date 1/16/2018 6/30/2021 12/20/2022 -- Close Date 7/31/2018 11/30/2021 5/19/2023 -- Assets Acquired ($M) $612 $1,215 $382 $812 Key Impacts @ Announcement EPS Accretion 19% 25% 9% 14% TBV Dilution (7%) (7%) (4%) (5%) TBV Earnback (yrs.) 2.8 2.3 2.7 2.4 Source: S&P Global Market Intelligence, FDIC. Note FDIC deposit data as of June 30, 2024. Note: Transaction data as of deal announcement date. (1) Pending acquisition; anticipated closing 6/30/2025. (2) Includes impact of cost savings and merger related adjustments. MPB Demonstrated Success In Growth Markets $ in millions, Deposits in Southeast Pennsylvania Growth markets Philadelphia MSA Lancaster MSA Reading MSA $167 $317 2019 2024 $47 $136 2019 2024 $183 $319 2019 2024 MPB’s M&A Expansion in Geography of Focus MPB First Priority Riverview Brunswick William Penn (1) (2) (2) (2) $375 million of deposit growth since 2019 on a same-store (branch) basis Methodical & Successful Expansion into Southeastern PA

17 Pro Forma Significant Opportunity to Grow in Highly Desirable Southeastern Pennsylvania Region Source: S&P Global Market Intelligence, FDIC. Note: FD IC deposit data as of June 30, 202 4. (1) Last reported assets between $1-$20 billion and with dep osits in th e Ph iladelp hia MSA since 2014; list is ranked by last available deposits per FDIC in the MSA and excludes mutuals and specialty single branc h entities. (2) Defined as the Philadelphia MSA exclud ing Glouc ester, Camden, and Burlington counties. (3) Central New Jersey defined as Monmouth, Mercer, Middlesex, Hu nterdon and Somerset counties. (4) Sou th New Jersey defined as Burlington, Gloucester, Ocean and Camden counties. (5) Pro forma for acquisition of WMPN, excludes purchase accounting and merger related adjustments. Sizeable Markets: Broader Philadelphia(2) $517B Deposits 71% Top 3 Deposit Market Share Top 3: ✓ Capital One ✓ TD Bank ✓ Wells Fargo Central NJ(3) $125B Deposits 46% Top 3 Deposit Market Share Top 3: ✓ PNC ✓ Bank of America ✓ Wells Fargo South NJ (4) $60B Deposits 58% Top 3 Deposit Market Share Top 3: ✓ TD Bank ✓ Wells Fargo ✓ PNC 10 Year Lookback: Top Community Banks in the Philadelphia MSA(1) 6M+ Population (8th largest MSA) 550K+ Businesses (9th largest MSA) $700B+ in Total Market Deposits The market is in need of a mid-size, $5-$10 billion community focused bank following the material amount of consolidation over the last 10 years # Company Deposits In Market ($B) Assets ($B) Successor/ Acquiror 1 Univest Financial Corp. $5.9 $7.9 2 Republic First Bancorp $4.4 $6.0 Fulton Financial Corporation 3 Beneficial Bancorp $4.3 $5.8 WSFS Financial Corporation 4 Bryn Mawr Bank Corporation $4.1 $5.0 WSFS Financial Corporation 5 Firstrust Savings Bank $3.6 $5.1 6 Susquehanna Bancshares $3.5 $18.5 Truist Financial Corporation 7 National Penn Bancshares, Inc. $2.5 $9.6 Truist Financial Corporation 8 Meridian Corporation $1.9 $2.3 $0.9 $6.3 (5)

18 Pro Forma 307% 288% 339% 376% 386% 370% 330% 2021 Q1 2021YE 2022YE 2023YE 2024 Q3 Pro Forma MPB / WMPN Pro Forma + Cap Raise 12.5% 14.6% 13.2% 11.7% 11.9% 12.4% 13.8% 2021 Q1 2021YE 2022YE 2023YE 2024 Q3 Pro Forma MPB / WMPN Pro Forma + Cap Raise 9.7% 11.8% 11.2% 9.8% 10.1% 10.8% 12.3% 2021 Q1 2021YE 2022YE 2023YE 2024 Q3 Pro Forma MPB / WMPN Pro Forma + Cap Raise 5.9% 8.0% 8.9% 7.9% 8.1% 8.6% 9.7% 2021 Q1 2021YE 2022YE 2023YE 2024 Q3 Pro Forma MPB / WMPN Pro Forma + Cap Raise Strategic Actions Will Substantially Bolster Capital Ratios Source: Company Documents. Note: Consolidated regulatory capital used. (1) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. (2) Estimated transaction close date of 6/30/2025. (3) Reflects completed common equity raise for illustrative purposes. Tangible Common Equity / Tangible Assets(1) Common Equity Tier 1 Ratio Total Risk-Based Capital Ratio Regulatory CRE / Total Risk-Based Capital Concentration (2) (3) (2) (3) (2) (3) (2) (3) Completed $65M Follow-On in Q2 2021 Leverage of Equity Capital Preparing for Future Growth Opportunity Completed $65M Follow-On in Q2 2021 Leverage of Equity Capital Preparing for Future Growth Opportunity Completed $65M Follow-On in Q2 2021 Leverage of Equity Capital Preparing for Future Growth Opportunity Completed $65M Follow-On in Q2 2021 Leverage of Equity Capital Preparing for Future Growth Opportunity

19 Pro Forma Compelling Value Creation Opportunity Source: S&P Global Market Intelligence; FactSet. (1) Assumes transaction closing date of 6/30/2025 and includes purchase accounting and other merger-related adjustments; reflects completed common equity raise for illustrative purposes. (2) Defined as nationwide major exchange-traded banks with 6/30/2024 total assets between $4 and $10 billion, excluding merger targets, mutual and merger-of-equals participants. (3) 2026 median research consensus analyst estimates used for MPB and peers. (4) Based on MPB current spot price of $31.20 as of 12/09/2024. $4-$10B Asset Size Banks(2) Median 75th Percentile Key Balance Sheet Metrics: Standalone @ 9/30/24 Pro Forma @ Close + Capital Raise (1) Total Assets ($B) $5.5 $6.5 $6.4 $8.0 Loans / Deposits 94% 92% 92% 84% Capital Ratios (BHC): TCE / TA 8.1% 9.7% 8.6% 9.5% Leverage Ratio 8.4% 9.9% 10.0% 11.0% Common Equity Tier 1 Ratio 10.1% 12.3% 11.7% 12.8% Total Risk-Based Capital Ratio 11.9% 13.8% 14.4% 15.6% CRE / Total Risk-Based Capital Concentration 386% 330% 243% 179% Projected 2026 Profitability(3) : ROAA 0.95% 1.19% 1.09% 1.30% ROATCE 11.0% 11.9% 11.7% 13.0% Implied Trading Multiples Market Date: 12/9/2024 Price / 2026 EPS(3)(4) 9.3x 8.9x 11.0x 12.3x Trading Multiple Differential to Pro Forma 24% 38% Price / TBV(3)(4) 1.18x 1.16x 1.49x 1.71x Trading Multiple Differential to Pro Forma 28% 47%

20 Pro Forma 173% 96% 103% MPB NASDAQ Regional Banking Index $4 to $10 Billion Public Banks ~7% Loan Growth ~7% Deposit Growth Conclusion Source: S&P Global Market Intelligence; FactSet. Note: Market data as of 10/30/2024. Best-in-Class Shareholder Value Creation Triple accretive acquisition: Increases EPS, increases capital ratios, and lowers CRE concentration & loan/deposit levels Mid Penn has a proven organic growth platform and has extensive merger integration experience The follow-on capital raise will enable us to fully unlock the organic growth potential in the greater Philadelphia market William Penn strategic merger materially enhances our presence in one of the best markets in the United States Strong Momentum in a Challenging Environment Total Shareholder Return Since 2014 Year-End Year-Over-Year Growth (Linked quarter basis 2024Q3 vs. 2023Q3) ~11% TBV per Share Growth ~32% Earnings per Share Growth

21 Pro Forma III. Appendix

22 Pro Forma For Fiscal Peiods Ended As Reported Q3 2023 FY 2023A Q1 2024 Q2 2024 Q3 2024 Unaudited Audited Unaudited Balance Sheet ($M) Total Assets $5,215 $5,291 $5,330 $5,392 $5,527 Total Gross Loans(1) 4,150 4,257 4,322 4,373 4,440 Deposits 4,380 4,346 4,379 4,497 4,707 Tang. Common Equity(2) 395 409 418 427 438 Tangible Book Value per Share(2) $23.81 $24.67 $25.23 $25.75 $26.36 Balance Sheet Ratios Loans/ Deposits (%) 94.7 97.9 98.7 97.2 94.3 NCOs / Avg. Loans (%) 0.00 0.01 0.00 0.00 0.03 NPLs / Loans (%) 0.32 0.33 0.24 0.23 0.39 NPAs / Assets (%) 0.28 0.27 0.29 0.19 0.32 Allowance for Credit Losses / Loans (%) 0.82 0.80 0.78 0.81 0.80 Allowance for Credit Losses / NPLs (%) 253 240 323 353 205 Profitability ($M) Total Revenue $42.8 $167.0 $42.3 $44.1 $45.3 Operating Expenses 29.2 119.0 28.5 28.2 30.0 Provision/(Recovery) for Credit Losses 2.1 3.7 (0.9) 1.6 0.5 Net income 9.2 37.4 12.1 11.8 12.3 Earnings per Share (Diluted) $0.56 $2.29 $0.73 $0.71 $0.74 Profitability Ratios ROAA (%) 0.72 0.77 0.92 0.88 0.89 ROATCE (%) 9.7 9.78 12.2 11.6 11.7 Net Interest Margin (%) 3.16 3.26 2.97 3.12 3.13 Efficiency Ratio (%) 66.3 65.2 68.8 63.7 64.9 Mid Penn Q3 Snapshot Source: S&P Global Market Intelligence; Company Documents. (1) Includes loans HFS and loans HFI. (2) Non-GAAP financial metric. Please refer to the calculation for this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. MPB Q3 2024 Highlights 0.89% Return on Average Assets $5.5B Total Assets $4.4B Total Gross Loans 3.13% Net Interest Margin Year-over-Year Growth Rates (Linked quarter basis 2024Q3 vs. 2023Q3) ~7% Loan Growth ~11% TBV per Share Growth ~7% Deposit Growth ~32% Earnings per Share (Diluted) Growth

23 Pro Forma MPB: Nicely Diversified & Granular Commercial Loan Portfolio Source: Company Documents, S&P Global Market Intelligence. (1) Excludes owner occupied commercial real estate and farmland loans. Bank holding company data as of June 30, 2024 used. Deeper Dive into the Commercial Loan Portfolio Nonowner Occupied CRE Portfolio Nonowner Occupied (Retail) Portfolio Multifamily Portfolio Nonowner Occupied (Office) Portfolio Central PA 26% Greater Philadelphia 31% Northern NJ 19% Other PA 13% Out of Market 11% Multifamily + Nonowner Occupied CRE Portfolio(1) Multifamily 24% Retail 27% Office 19% Industrial 10% Hospitality 9% Flex 3% Mobile Home Park 1% Healthcare 1% Other Property Types 6% ($000s) June 30, 2024 Commercial Real Estate Balance % Total Loan Count Avg. Balance WA LTV Multifamily $374,175 24.0% 341 $1,097 63.8% Retail 416,030 26.6% 312 1,333 60.3% Office 293,177 18.8% 226 1,297 63.2% Industrial 153,548 9.8% 8 9 1,725 53.2% Hospitality 143,508 9.2% 4 1 3,500 51.2% Flex 42,804 2.7% 2 8 1,529 44.2% Mobile Home Park 21,931 1.4% 2 5 877 67.7% Healthcare 14,777 0.9% 6 2,463 55.3% Other Property Types 101,505 6.5% 125 812 64.1% Total Multifamily + NOO CRE $1,561,455 100% 1,193 $1,309 59.9% Central PA 40% Greater Philadelphia 25% Northern NJ 11% Other PA 16% Out of Market 8% Central PA 39% Greater Philadelphia 31% Northern NJ 9% Other PA 19% Out of Market 2% Central PA 40% Greater Philadelphia 29% Northern NJ 9% Other PA 18% Out of Market 4% $1.2 B $416 M $374 M $293 M

24 Pro Forma Pro Forma Loan & Deposit Composition Source: S&P Global Market Intelligence. Note: Loan and deposit data based upon 6/30/2024 GAAP filings. Loan Composition Deposit Composition 2024Q2 Yield: 6.11% 2024Q2 Yield: 5.44% 2024Q2 Yield: 6.04% 2024Q2 Cost: 2.56% NIB: 17.0% 2024Q2 Cost: 2.13% NIB: 10.3% 2024Q2 Cost: 2.51% NIB: 16.2% Residential RE 18.6% CRE 54.9% C&I & Commercial 15.9% Construction 10.4% Consumer 0.1% Residential RE 35.4% CRE 56.3% C&I & Commercial 3.2% Construction 4.8% Consumer 0.4% Residentia l RE 20.3% CRE 55.1% C&I & Commercial 14.6% Construction 9.9% Consumer 0.2% Noninterest-bearing Deposits 17.0% IB Checking 22.7% Money Market 19.9% Savings 6.2% Time Deposits 34.2% Noninterest-bearing Deposits 10.3% IB Checking 21.1% Money Market 28.0% Savings 13.0% Time Deposits 27.6% Noninterest-bearing Deposits 16.2% IB Checking 22.5% Money Market 20.9% Savings 7.0% Time Deposits 33.3%

25 Pro Forma Non-GAAP Reconciliation Notes: Preliminary financial data as of for the quarter ended 9/30/2024. For the Quarter Ended 9/30/2024 Mid Penn Bancorp, Inc. William Penn Bancorporation Tangible Assets Total Assets (GAAP) $5,527,025 $812,229 Less: Goodwill 128,160 4,858 Less: Core Deposits and Other Intangibles 6,713 323 Tangible Assets (Non-GAAP) $5,392,152 $807,048 Tangible Common Equity Total Common Equity $573,059 $128,253 Less: Goodwill 128,160 4,858 Less: Core Deposits and Other Intangibles 6,713 323 Tangible Common Equity $438,186 $123,072 Common Shares Outstanding 16,620,174 9,218,459 Tangible Book Value per Share (Non-GAAP) $26.36 $13.35 Tangible Common Equity / Tangible Assets 8.1% 15.2% $ in thousands, except per share

26 Pro Forma Pro Forma Net Income and EPS Reconciliation Note: Estimated financial impact is presented for illustrative purposes only. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Combined Franchise Forward-Looking Data.” (1) Reflects completed common equity raise for illustrative purposes. 2026 Estimated Pro Forma Excluding Capital Raise 2026 Estimated Pro Forma Including Capital Raise(1) Mid Penn Bancorp, Inc. Net Income to Common (Consensus) $56 $56 William Penn Bancorporation Net Income to Common (Management) 7 7 Pro Forma Unadjusted Net Income $63 $63 Memo: Mid Penn Bancorp, Inc. Average Diluted Shares Outstanding, (9/30/2024 Actual) 17 17 Mid Penn Bancorp, Inc. Earnings per Share (Consensus) $3.37 $3.37 After-Tax Acquisition Adjustments - Fully Phased-In Cost Savings $ 8 $ 8 Intangible Amortization (2) (2) Opportunity Cost of Cash (0) (0) Interest Income on New Common Equity Issued 0 3 Potential MPB Subordinated Debt Redemption 1 1 Purchase Accounting Fair Value Adjustments 8 8 Total After-Tax Acquisition Adjustments $15 $17 Pro Forma Net Income to Common $78 $81 Average Diluted Shares Outstanding (Pro Forma) 20.4 23.1 Pro Forma Earnings per Share $3.84 $3.50 EPS Accretion (2026E Fully Phased-In) ($) $0.47 EPS Accretion (2026E Fully Phased-In) (%) 14.0% Earnings per Share Goodwill Reconciliation Standalone William Penn Tangible Common Equity at Closing $122 Less: After-Tax WMPN Deal Expenses ($2) Plus: Tax Benefit from ESOP $0 William Penn Tangible Common Equity at Closing $120 Pre-Tax Fair Value Adjustments ($38) Net Deferred Tax Asset / (Liability) $8 After-Tax Fair Value Adjustments ($30) Adjusted Tangible Common Equity with After-Tax Fair Value Adjustments $90 Core Deposit Intangible (CDI) $11 Net Deferred Tax Asset / (Liability) ($2) Adjusted William Penn Tangible Common Equity at Closing $99 Deal Value $119 Goodwill Created $20 $ in millions, except per share

27 Pro Forma Tangible Book Value Dilution Reconciliation Estimated Pro Forma Excluding Capital Raise Estimated Pro Forma Including Capital Raise(1) Mid Penn Bancorp, Inc. Tangible Common Equity at Close $466 $466 Mid Penn Bancorp, Inc. Tangible Book Value per Share at Close $28.05 $28.05 Stock Consideration to William Penn $117 $117 Rolled Options Consideration 2 2 Goodwill Created (20) (20) Core Deposit Intangible Created (11) (11) Mid Penn Deal Expenses (9) (9) Net Proceeds from Common Equity Raise 0 76 Credit & Other Adjustments (3) (3) Combined Tangible Common Equity $542 $618 Common Shares Outstanding 20.3 23.0 Pro Forma Tangible Book Value per Share $26.71 $26.87 Tangible Book Value per Share Dilution ($) ($1.34) Tangible Book Value per Share Dilution (%) (4.8%) Tangible Book Value per Share Earnback (Years) 2.4 $ in millions, except per share Note: Estimated financial impact is presented for illustrative purposes only. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Combined Franchise Forward-Looking Data.” (1) Reflects completed common equity raise for illustrative purposes.